Filed pursuant to 424(b)(3)

Registration No. 333-169345

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 2 DATED OCTOBER 28, 2011
TO THE PROSPECTUS DATED JULY 5, 2011

This Supplement No. 2 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated July 5, 2011 and Supplement No. 1 dated August 18, 2011.  Unless otherwise defined in this Supplement No. 2, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose the following:

•                  the status of our public offering;

•                  information about our declaration of distributions for October, November, and December 2011;

•                  acquisition of a 537-unit self storage facility in San Antonio, Texas and related financing;

•                  acquisition of a 280-unit garden style multifamily community in Margate, Florida and related financing; and

•                  resignation of our Chief Financial Officer, Chief Accounting Officer and Treasurer effective November 30, 2011.

Status of the Offering

On July 5, 2011, our current follow-on public offering of common stock commenced.  Through October 21, 2011, including our initial public offering which ended July 3, 2011, we had accepted investors’ subscriptions for and issued approximately 23.4 million shares of our common stock pursuant to the primary portion of such offerings, resulting in aggregate gross proceeds of approximately $233.6 million.  As of October 21, 2011, approximately 26.6 million shares of our common stock remain available for sale in our primary offering, and approximately 23.3 million shares of our common stock remain available for issuance under our distribution reinvestment plan.  We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

Distributions Declared for the Fourth Quarter of 2011

On September 21, 2011, our board of directors authorized distributions payable to the stockholders of record each day for October 1, 2011 through December 31, 2011.  Distributions payable to each stockholder of record are paid in cash on or before the 16th day of the following month.  The declared distributions equal a daily amount of $0.0013699 per share of common stock.  If this rate were paid each day for a 365-day period, it would equal a 5.0% annualized rate based on a purchase price of $10.00 per share.  A portion of each distribution may constitute a return of capital for tax purposes.  There is no assurance that we will continue to declare daily distributions at this rate or at all.

Acquisition and Financing of Babcock Self Storage

On August 30, 2011, we, through a joint venture (the “Babcock Joint Venture”) formed between our indirect wholly owned subsidiary and unaffiliated third parties, acquired a 537-unit self storage facility (“Babcock Self Storage”) located in San Antonio, Texas from Susan G. Snow Investments, Ltd., an unaffiliated third party.  The purchase price for Babcock Self Storage, excluding closing costs, was $3.5 million.  We hold an 85% interest in the Babcock Joint Venture and our joint venture partners hold the remaining 15%.  We funded our portion of the purchase price with proceeds from a loan from an unaffiliated lender and proceeds from our initial public offering.

Babcock Self Storage comprises 10 one-story storage buildings on approximately 3.2 acres.  The property, which was constructed in 2000, contains approximately 56,275 square feet of rental area.  As of September 30, 2011, Babcock Self Storage was approximately 81% occupied.

We believe that Babcock Self Storage is suitable for its intended purpose and adequately covered by insurance.  We intend to make approximately $75,000 of renovations and improvements to the property.  We expect to fund these renovations and improvements with proceeds from our initial public offering of common stock.  Babcock Self Storage is located in a submarket where there are a number of comparable properties that might compete with it.

In connection with the acquisition of Babcock Self Storage, on August 30, 2011, the Babcock Joint Venture entered into an acquisition loan from an unaffiliated lender for $2.3 million secured by a first mortgage lien on the assets of Babcock Self Storage, including the land, fixtures, improvements, contracts, leases, rents, and reserves.  The loan bears interest at 5.8% per annum and requires monthly payments of principal and interest.  The loan matures on August 30, 2018 and may be prepaid in whole but not in part subject to a prepayment premium.

Acquisition and Financing of the Lakes of Margate

On October 19, 2011, we, through a joint venture (the “Margate Joint Venture”) formed between our indirect wholly owned subsidiary and Margate Peak, LLC (“Margate Peak”), an unaffiliated third party, acquired a 280-unit garden style multifamily community (the “Lakes of Margate”) located in Margate, Florida from Advenir@Margate, LLC, an unaffiliated third party.  The purchase price for the Lakes of Margate, excluding closing costs, was $24.4 million, of which $9 million was paid in cash and the remaining $15.4 million was provided through the assumption of two Freddie Mac-financed mortgages.  The cash consideration paid for our interest was approximately $8.3 million, excluding closing costs, which we funded with proceeds from our initial public offering of common stock.

We hold a 92.5% ownership interest in the Margate Joint Venture and Margate Peak holds the remaining 7.5% interest and a promoted interest after our receipt of a preferred return based on our capital contribution.  Margate Peak is the managing member of the Margate Joint Venture and has the authority to conduct the business and affairs of the Margate Joint Venture subject to our approval of all major decisions.  In the event that we and Margate Peak cannot agree on a major decision or in the event of a default, either member of the Margate Joint Venture may initiate buy/sell procedures with respect to their ownership interests in the Margate Joint Venture.

The Lakes of Margate is situated on approximately 13.8 acres and features two swimming pools, tennis courts, and fitness facilities.  The property, which was constructed in 1986/1987 and recently renovated, contains approximately 234,000 square feet of rental area and has an average unit size of 837 square feet.  As of September 30, 2011, the Lakes of Margate was approximately 94% leased and the average effective monthly rental rate per unit was approximately $1,057.

We believe that the Lakes of Margate is suitable for its intended purpose and adequately covered by insurance.  We intend to make approximately $2.3 million of renovations and improvements to the property.  We expect to fund these renovations and improvements with proceeds from our initial public offering of common stock.  The Lakes of Margate is located in a submarket where there are a number of comparable properties that might compete with it.

In connection with the acquisition of the Lakes of Margate, on October 19, 2011, the Margate Joint Venture assumed two Freddie Mac-financed mortgage loans for $12.4 million and $3 million (the “Loans”) with CBRE Capital Markets, Inc., an unaffiliated entity, as lender.  The Loans bear interest at fixed annual rates of 5.49% and 5.92%, respectively, and require monthly principal and interest payments of $71,207.16 and $17,802.79, respectively, with any unpaid principal and interest due on the maturity dates of January 1, 2020.  The Loans may be prepaid in their entirety, provided that if prepayment is made prior to October 1, 2019, a prepayment premium is required.  The Loans are secured by first and second mortgage liens on the assets of the Lakes of Margate, including the land, fixtures, improvements, contracts, leases, rents, and reserves.  The Loans are non-recourse to us.

Resignation of Chief Financial Officer

On October 24, 2011, Kymberlyn K. Janney notified us of her decision to resign, effective November 30, 2011, as our Chief Financial Officer, Chief Accounting Officer and Treasurer and all other officer positions with our advisor and its affiliates.  Ms. Janney, who was employed by our advisor in July 2010 as Senior Vice President of Financial Administration and became our Chief Financial Officer, Treasurer and principal accounting officer of the Company in November 2010, resigned to pursue another business opportunity.  We intend to initiate an immediate search to replace Ms. Janney.